UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 22, 2014 (December 21, 2014)

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001-36207	46-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into Material Definitive Agreement.

Merger Agreement

On December 21, 2014, Caesars Acquisition Company (“CAC”) and Caesars Entertainment Corporation (“CEC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each share of class A common stock, par value $0.001 per share, of CAC (“CAC Common Stock”) issued and outstanding immediately prior to the effective time of the Merger will be converted into, and become exchangeable for, that number of shares of CEC common stock, par value $0.01 per share (“CEC Common Stock”), equal to 0.664 (the “Exchange Ratio”), provided that during the Adjustment Period (as described below), the Special Committee of CAC’s Board of Directors (the “CAC Special Committee”) and the Special Committee of CEC’s Board of Directors (the “CEC Special Committee”), each composed solely of independent directors, will determine if there should be an adjustment to the Exchange Ratio and the amount of any such adjustment, taking into consideration all relevant facts and circumstances affecting the intrinsic value of CAC and CEC. The Adjustment Period is the 14 day period beginning on the later of (i) the date that the Caesars Entertainment Operating Company, Inc. (“CEOC”) restructuring plan is confirmed and (ii) the date that both CAC and CEC confirm that their respective independent financial advisors have received all information as may be reasonably necessary or advisable in order to render a fairness opinion concerning the Exchange Ratio. If at the end of the Adjustment Period, the CAC Special Committee and the CEC Special Committee have not agreed to an adjustment to the Exchange Ratio, there will not be an adjustment to the Exchange Ratio. Within five business days following the end of the Adjustment Period, either CAC or CEC may terminate the Merger Agreement if (a) the CAC Special Committee and the CEC Special Committee cannot agree on an Exchange Ratio adjustment and a failure to terminate the Merger Agreement would be inconsistent with their respective directors’ fiduciary duties or (b) the CAC Special Committee or the CEC Special Committee, as applicable, has not received an opinion of its respective financial advisor that the Exchange Ratio (as adjusted, if applicable) is fair, from a financial point of view to CAC and its public stockholders or CEC, as applicable.

Immediately prior to the effective time of the Merger, each outstanding and unvested option to purchase CEC Common Stock (“CEC Option”) granted under the CEC 2012 performance incentive plan will be amended in accordance with its terms to provide that it will become vested and exercisable (at target performance levels, if applicable) in the event the optionee’s employment is terminated without “cause” (as defined in the CEC 2012 performance incentive plan) by CEC or any of its Subsidiaries (as defined in the Merger Agreement) or for “Good Reason” (as defined in the Merger Agreement), in either case, within six (6) months following the effective time of the Merger. In addition, immediately prior to the effective time of the Merger, each outstanding and unvested right of any kind to receive shares or share equivalents of CEC Common Stock (“CEC Awards”) granted under the CEC 2012 performance incentive plan (other than any CEC Option) will be amended in accordance with its terms to provide that it will become vested and exercisable (at target performance levels, if applicable) in the event the awardee’s employment is terminated without “cause” (as defined in the CEC 2012 performance incentive plan) by CEC or any of its Subsidiaries or for “Good Reason” (as defined in the Merger Agreement), in either case, within six (6) months following the effective time of the Merger.

At the effective time of the Merger, each outstanding option to purchase CAC Common Stock (“CAC Option”) will be cancelled and converted automatically into an option to purchase a number of shares of CEC Common Stock equal to the product of (i) the number of shares of CAC Common Stock subject to such CAC Option and (ii) the Exchange Ratio, at an exercise price per share equal to (x) the exercise price of such CAC Option divided by (y) the Exchange Ratio, and each unvested CAC Option granted pursuant to the CAC 2014 performance incentive plan will be amended in accordance with its terms to provide that it will become vested and exercisable (at target performance levels, if applicable) in the event the optionee’s employment is terminated by CEC or any of its Subsidiaries without “cause” (as defined in the CAC 2014 performance incentive plan) or for “Good Reason” (as defined in the Merger Agreement), in either case, within six (6) months following the effective time of the Merger. In addition, at the effective time, rights of any kind to receive shares or share equivalents of CAC Common Stock (“CAC Awards”) pursuant to certain compensation plans of CAC (“CAC Plans”) (other than CAC Options) will be cancelled and converted automatically into a right to receive shares of CEC Common Stock, which, in the case of CAC Awards denominated in shares will be equal to the product of (i) the number of shares of CAC Common Stock subject to such CAC Award and (ii) the Exchange Ratio, and, in the case of CAC Awards denominated in cash, the number of shares of CEC Common Stock, or other securities, property or cash that may be delivered in settlement thereof, will be determined pursuant to the terms of the particular CAC Plan on the relevant settlement date for such CAC Award. In either case, each unvested CAC Award granted pursuant to the CAC 2014 performance incentive plan will be amended in accordance with its terms to provide that it will become vested and exercisable (at target performance levels, if applicable) in the event the awardee’s employment is terminated by CEC or any of its Subsidiaries without “cause” (as defined in the CAC 2014 performance incentive plan) or for “Good Reason” (as defined in the Merger Agreement), in either case, within six (6) months following the effective time of the Merger.

CEC and CAC have each made customary representations, warranties and covenants in the Merger Agreement. In addition, CEC has agreed to use commercially reasonable best efforts to cause the CEC Common Stock to be issued in the Merger to be approved for quotation on NASDAQ and to use reasonable best efforts to (i) cause the implementation of the restructuring of certain of CEC’s subsidiaries as contemplated by that certain Restructuring Support and Forbearance Agreement, dated as of December 19, 2014, among CEOC, CEC, LeverageSource III (H Holdings), L.P., LeverageSource V, L.P. and each of the holders of first lien bond claims party thereto (the “Restructuring Support Agreement”) and (ii) consult with CAC regarding certain additional actions in connection with the bankruptcy filing contemplated by the Restructuring Support Agreement if CEC determines, in its reasonable discretion, that such additional actions could reasonably be expected to be materially adverse to CAC.

The Merger Agreement was fully negotiated by and between the CAC Special Committee and the CEC Special Committee, was recommended by each of the CAC Special Committee and the CEC Special Committee and was approved by the Boards of Directors of CAC and CEC. Stockholders of CAC and CEC will be asked to vote on the adoption of the Merger Agreement at special meetings of CAC’s and CEC’s stockholders, respectively, that will each be held on a date to be announced. The closing of the Merger is subject to the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all outstanding shares of CAC Common Stock and CEC Common Stock. In addition to obtaining the stockholder approvals, consummation of the Merger is also subject to various other conditions, including, among others, (i) obtaining any necessary licenses, consents or other approvals, including from gaming authorities, to effect the Merger, (ii) the effectiveness of the registration statement covering shares of CEC Common Stock to be issued in the Merger, (iii) the authorization for listing of such shares, (iv) the CEOC restructuring plan having been confirmed by the bankruptcy court, (v) minimum cash conditions for both (a) Caesars Growth Partners, LLC (“Growth Partners”) and its Subsidiaries and (b) CEC and Caesars Resort Properties, LLC, (vi) receipt of certain tax opinions or rulings regarding certain tax aspects of the restructuring of CEOC and (vii) a threshold amount of tax costs to CEC related to certain aspects of the restructuring of CEOC.

The Merger Agreement also contains a “Go-Shop” provision which allows CAC and its Subsidiaries to directly or indirectly initiate, solicit and encourage an offer, proposal or inquiry relating to, or any third party indication of interest in, any acquisition or purchase of 100% of the issued and outstanding CAC Common Stock (a “CAC Acquisition Proposal”) until 45 business days after the date of the Merger Agreement (the “Go-Shop Period”). Within one business day following the end date of the Go-Shop Period, CAC will notify CEC of the material terms and conditions of any CAC Acquisition Proposal received by CAC during the Go-Shop Period. Prior to obtaining the requisite stockholder approval, CAC or CEC may consider a bona fide unsolicited Acquisition Proposal (as defined in the Merger Agreement) that constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement), if failure to take such action would be inconsistent with its respective directors’ fiduciary duties. In such event, CAC or CEC may terminate the Merger Agreement and pay a termination fee to the other party as set forth in the paragraph immediately below. In the event that CAC or CEC receives a Superior Proposal, the terminating party will provide the other party the option to adjust its proposal to match the Superior Proposal.

The Merger Agreement also contains certain termination rights for the parties, including the right in certain circumstances to terminate the Merger Agreement and accept a Superior Proposal. In addition, upon termination of the Merger Agreement and under specified circumstances, including with respect to the acceptance of a Superior Proposal, (i) CAC may be required to pay a termination fee of $18,000,000 in the event that CAC terminates the Merger Agreement in connection with a CAC Acquisition Proposal received on or before the end of the Go-Shop Period or (ii) CAC or CEC may be required to pay a termination fee of $25,000,000 in certain other specified circumstances as provided in the Merger Agreement.

The financial advisor to the CAC Special Committee delivered an opinion to the CAC Special Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations contained therein, the Exchange Ratio was fair, from a financial point of view, to the holders of outstanding shares of CAC Common Stock, excluding Apollo Global Management, LLC, TPG Global, LLC and their affiliates. The financial advisor to the CEC Special Committee delivered an opinion to the CEC Special Committee to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Exchange Ratio was fair, from a financial point of view, to CEC. Prior to voting on the approval of the Merger Agreement, the boards of directors of CAC and CEC received a recommendation from the CAC Special Committee and the CEC Special Committee, respectively, to approve the proposed transaction.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference.

The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about CAC, CEC or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement with respect to matters as of specified dates. These representations and warranties (i) were made solely for the benefit of the other parties to the Merger Agreement and are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement and (iii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by CAC or CEC. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CAC or CEC.

Item 7.01 Regulation FD Disclosure.

On December 22, 2014, CAC announced the entry of CAC into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information set forth in this Item 7.01 of this Current Report on Form 8-K is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of CAC’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by reason of Regulation FD.

Item 8.01 Other Events

On December 21, 2014, Gary Loveman, Chief Executive Officer and President of CEC, entered into a new employment agreement with CEC, which agreement supersedes any pre-existing employment agreement between CEC and Mr. Loveman. Pursuant to the agreement, Mr. Loveman will provide strategic advisory consulting services to CAC with respect to the operation of the properties owned by Caesars Growth Partners, LLC and investment and growth strategies of the same. The agreement provides that Mr. Loveman will be awarded (i) an option to purchase 675,000 shares of CAC Common Stock (such award, the “New CAC Options”), and (ii) 375,000 restricted stock units, each representing the right to receive one share of CAC Common Stock upon vesting of the award (“New CAC RSUs”). The New CAC Options and New CAC RSUs will be granted under the CAC 2014 performance incentive plan. The date of grant of the awards will be December 23, 2014. The exercise price for the New CAC Options will be the closing price of a share of CAC Common Stock on NASDAQ on such date of grant. The New CAC Options will have a ten year term. Both the New CAC Options and the New CAC RSUs vest in equal increments on each December 31 of 2015 and 2016, generally subject to Mr. Loveman’s continued provision of consulting services to CAC on such dates. The new employment agreement provides that if it is terminated by CEC without Cause or if Mr. Loveman terminates the agreement for Good Reason, then the New CAC Options and New CAC RSUs will vest on December 31 of each of 2015 and 2016.

Important Additional Information

In connection with the Merger, CAC and CEC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint information statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint information statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint information statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investors.caesarsacquisitioncompany.com) or from CEC Investor Relations (investors.caesars.com).

Forward-Looking Statements

This filing contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “might,” “expect,” “intend,” “could,” “would,” or “estimate,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements and are found at various places throughout this Form 8-K. These forward-looking statements, including, without limitation, those relating to the Merger and the CEOC restructuring plan, wherever they occur in this filing, are based on our current expectations about future events and are necessarily estimates reflecting the best judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in CAC’s reports filed with the SEC (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein):

•	the Merger Agreement may not be approved by the CEC and CAC stockholders, respectively, at the respective special meetings or the failure to satisfy any of the other closing conditions of the Merger Agreement;

•	the Merger may not be consummated or one or more events, changes or other circumstances that could occur that could give rise to the termination of the Merger Agreement;

•	the ability to retain key employees during the CEOC restructuring;

•	the price of, market for and potential market price volatility of CAC’s and of CEC’s common stock;

•	CEOC’s significant liquidity requirements and substantial levels of indebtedness;

•	increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates, in connection with the restructuring;

•	economic, business, competitive, and/or regulatory factors affecting the businesses of CAC and CEC and their respective subsidiaries generally;

•	the effects of CEOC’s bankruptcy filing on CEOC and its subsidiaries and affiliates, including CEC, and the interests of various creditors, equity holders and other constituents;

•	the event that the Restructuring Support Agreement may not be consummated in accordance with its terms, or persons not party to the Restructuring Support Agreement may successfully challenge the implementation thereof;

•	the effect of bankruptcy court rulings in Chapter 11 cases and the outcome of such cases in general;

•	the length of time CEOC will operate under the Chapter 11 cases or CEOC’s ability to comply with the milestones provided by the Restructuring Support Agreement;

•	risks associated with third party motions in Chapter 11 cases, which may hinder or delay CEOC’s ability to consummate its restructuring plan as contemplated by the Restructuring Support Agreement;

•	the potential adverse effects of Chapter 11 proceedings on CEC’s liquidity or results of operations;

•	the impact of CEOC’s substantial indebtedness and the restrictions in CEOC’s debt agreements;

•	litigation outcomes and judicial and governmental body actions, including gaming legislative action, referenda, regulatory disciplinary actions, and fines and taxation, including but not limited to, the assertion and outcome of litigation or other claims that may be brought against CEC and CEOC by certain creditors, some of whom have notified CEC and CEOC of their objection to various transactions undertaken by CEC and CEOC in 2013 and 2014;

•	the effects of local and national economic, credit and capital market conditions on the economy in general, and on the gaming industry in particular;

•	changes in laws, including increased tax rates, smoking bans, regulations or accounting standards, third-party relations and approvals, and decisions, disciplines, and fines of courts, regulators, and governmental bodies;

•	the effects of competition, including locations of competitors, competition for new licenses and operating and market competition;

•	abnormal gaming holds (“gaming hold” is the amount of money that is retained by the casino from wagers by customers);

•	construction factors, including delays, increased costs of labor and materials, availability of labor and materials, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters, and building permit issues;

•	access to insurance on reasonable terms for CEC and CEOC’s assets; and

•	the impact, if any, of unfunded pension benefits under multi-employer pension plans.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CAC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are being filed and furnished herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 21, 2014, between Caesars Acquisition Company and Caesars Entertainment Corporation.*

99.1	Text of press release, dated December 22, 2014.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CAC agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ACQUISITION COMPANY

Date: December 22, 2014	By:	/s/ CRAIG J. ABRAHAMS
Name: Craig J. Abrahams
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 21, 2014, between Caesars Acquisition Company and Caesars Entertainment Corporation.*

99.1	Text of press release, dated December 22, 2014.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CAC agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.